Filed pursuant to Rule 433

Registration No. 333-211371

Supplementing the Preliminary

Prospectus Supplement

dated August 2, 2018

(To Prospectus dated May 13, 2016)

Final Term Sheet

Oaktree Capital Group, LLC

Pricing Term Sheet

9,400,000 Units

6.550% Series B Preferred Units

August 2, 2018

The information in this pricing term sheet relates to Oaktree Capital Group, LLC’s offering of its 6.550% Series B Preferred Units (the “Offering”) and should be read together with the preliminary prospectus supplement dated August 2, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated May 13, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-211371. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oaktree Capital Group, LLC (the “Company”)

Title of Security:	6.550% Series B Preferred Units (the “Units”)

Size:	$235,000,000 (9,400,000 Units)

Option to Purchase Additional Units:	$35,250,000 (1,410,000 Units)

Liquidation Preference:	$25.00 per Unit

Maturity:	Perpetual

Distribution Rate:	At a rate per annum equal to 6.550% only when, as and if declared. Distributions on the Units are non-cumulative.

Distribution Payment Dates:	Quarterly on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2018.

Optional Redemption:	The Units may be redeemed at the Company’s option, out of funds legally available, in whole or in part, at any time on or after September 15, 2023 at a price of $25.00 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Holders of the Units will have no right to require us or any of our subsidiaries to redeem any of the Units.

Change of Control Redemption:	If a Change of Control Event (as described in the prospectus supplement) occurs prior to September 15, 2023, the Units may be redeemed at the Company’s option, out of funds legally available, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Tax Redemption:	If a Tax Redemption Event (as described in the prospectus supplement) occurs prior to September 15, 2023, the Units may be redeemed at the Company’s option, out of funds legally available, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Tax Redemption Event, at a price of $25.50 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Distribution Rate Step-Up Following Change of Control Event:	If (i) a Change of Control Event occurs (whether before, on or after September 15, 2023) and (ii) the Company does not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Units, the distribution rate per annum on the Units will increase by 5.00%, beginning on the 31st day following such Change of Control Event.

Rating Agency Redemption:	If a Rating Agency Event (as defined in the prospectus supplement) occurs prior to September 15, 2023, the Units may be redeemed at the Company’s option, out of funds legally available, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Rating Agency Event, at a price of $25.50 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Trade Date:	August 2, 2018

Expected Settlement Date(1):	August 9, 2018 (T+5)

Public Offering Price:	$25.00 per Unit

Underwriting Discounts and Commissions:	$0.7875 per Unit for retail orders $0.500 per Unit for institutional orders

Net Proceeds (before expenses) to the Company:	$227,599,225

Listing:	The Company intends to apply to list the Units on the New York Stock Exchange under the symbol “OAK PR B”.

CUSIP/ISIN:	674001 409 / US6740014096

Anticipated Ratings(2):	BBB (S&P) / BBB+ (Fitch)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC

Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

(1)

We expect that delivery of the Units will be made against payment therefor on or about August 9, 2018, which is the fifth business day following the date of pricing of the Units (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Units on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Units initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, UBS Securities LLC toll-free at 1-888-827-7275, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.